Filed by FirstMerit Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Citizens Republic Bancorp, Inc.

Commission File No.: 001-33063

Date: January 14, 2013

FirstMerit Appoints Pierce Vice Chairman of FirstMerit Corporation, Chairman and CEO - FirstMerit Michigan

Company Release - 01/09/2013 09:00

AKRON, Ohio, Jan. 9, 2013 /PRNewswire/ — FirstMerit Corporation (Nasdaq: FMER) announces the appointment of Sandra (Sandy) E. Pierce as Vice Chairman of FirstMerit Corporation and Chairman and CEO – FirstMerit Michigan, effective February 1, 2013. Prior to joining FirstMerit, she was Midwest Regional Executive, President and CEO for Charter One Bank, Michigan, a division of RBS Citizens, N.A., where she had responsibilities for commercial banking and all state bank activities in Michigan as well as oversight of all state activities in Illinois and Ohio.

(Logo: http://photos.prnewswire.com/prnh/20070920/CLTU138LOGO )

Pierce will have direct oversight of and responsibility for Retail Banking, Wealth Management Services, Corporate Marketing and coordination of FirstMerit’s anticipated business activities in the state of Michigan following the expected merger with Citizens. She will report directly to Paul G. Greig, Chairman, President and CEO of FirstMerit.

“I have known Sandy for nearly 20 years and have been very impressed with her professionalism, her accomplishments and her commitment to businesses, individuals and the communities she serves. We are excited to welcome her to our executive leadership team,” said Greig. “Sandy’s experience with and knowledge of the Michigan banking market will be invaluable with our pending integration with Citizens as well as future growth opportunities.”

Her banking career spans more than 30 years. Before joining Charter One in 2004, Pierce held several key executive positions at JPMorgan Chase, Bank One and First Chicago NBD. Responsibilities have included commercial banking, retail banking, private client services, systems integration, merger-related conversion activities and marketing.

Pierce received her bachelor’s degree in Business Administration/Marketing and her MBA in Business Administration/Finance from Wayne State University. She is a board member of Barton Barlow Enterprises and Penske Automotive Group. She serves as chair of the Detroit Financial Advisory Board and chair of the Henry Ford Health System. Current and past business associations and civic involvements include board membership on Business Leaders for Michigan (Vice Chair, Executive Committee; Audit Chair); Detroit Economic Club (Board of Directors; Executive Committee); Detroit Regional Chamber (Prior Chair); and The Parade Company (Chair, Board of Directors).

She has earned numerous recognitions for her service over the years, including the Angel of Grace Award from the Grace Centers of Hope (2012); Crain’s Detroit Business Most Powerful Women (2011); dBusiness Powered by Detroit Women (2011); Detroit News Michiganian of the Year (2011); Crain’s Detroit Business Most Powerful People (2010 and 2006); Michigan Roundtable for Diversity and Inclusion Humanitarian Award (2009); and others.

She will continue to reside in Northville, Mich., with her family and divide her time between Michigan and Akron.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act giving FirstMerit Corporation’s (FirstMerit) expectations or predictions of future financial or business performance or conditions. Such forward-looking statements include, but are not limited to, statements about the projected impact and benefits of the combination of Citizens Republic Bancorp (Citizens) with FirstMerit, including future estimated financial and operating results, and FirstMerit’s plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made, and FirstMerit assumes no duty to update forward-looking statements.

In addition to factors previously disclosed in FirstMerit’s and Citizens’ reports filed with the SEC and those identified elsewhere in this press release, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the possibility that regulatory and other approvals and conditions to the transaction are not received or satisfied on a timely basis or at all, or contain unanticipated terms and conditions; the possibility that modifications to the terms of the transactions may be required in order to obtain or satisfy such approvals or conditions; the timing of approvals by Citizens’ and FirstMerit’s shareholders; delays in closing the merger and the merger of the parties’ bank subsidiaries; difficulties, delays and unanticipated costs in integrating the merging organizations’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging organizations, including possible loss of customers; diversion of management time to address transaction related issues; changes in asset quality and credit risk as a result of the merger; changes in customer borrowing, repayment, investment and deposit behaviors and practices; changes in interest rates, capital markets, and local economic and national economic conditions; markets for and terms realizable on the proposed issuances of debt and preferred stock by FirstMerit; the timing and success of new business initiatives; competitive conditions; and regulatory conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between FirstMerit and Citizens, FirstMerit has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of FirstMerit and Citizens that also constitutes a prospectus of FirstMerit. FirstMerit and Citizens will deliver the definitive joint proxy statement/prospectus to their respective shareholders. FirstMerit and Citizens urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger and the definitive joint proxy statement/prospectus (when it becomes available), as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstMerit’s website (www.firstmerit.com) under the heading “Investors” and then under the heading “Publications and Filings.” You may also obtain these documents, free of charge, from Citizens’ website (www.citizensbanking.com) under the tab “Investors” and then under the heading “Financial Documents” and then under the heading “SEC Filings.”

PARTICIPANTS IN THE MERGER SOLICITATION

FirstMerit, Citizens, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstMerit and Citizens shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstMerit and Citizens shareholders in connection with the proposed merger are set forth in the preliminary joint proxy statement/prospectus. You can find information about FirstMerit’s executive officers and directors in its definitive proxy statement filed with the SEC on March 8, 2012. You can find information about Citizens’ executive officers and directors in its definitive proxy statement filed with the SEC on March 12, 2012. Additional information about FirstMerit’s executive officers and directors and Citizens’ executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from FirstMerit and Citizens using the contact information above.

About FirstMerit

FirstMerit Corporation is a diversified financial services company headquartered in Akron, Ohio, with assets of $14.6 billion as of September 30, 2012 and 196 banking offices and 204 ATM locations in Ohio, Western Pennsylvania, and Chicago, Illinois areas. FirstMerit provides a complete range of banking and other financial services to consumers and businesses through its core operations. Principal affiliates include: FirstMerit Bank, N.A., FirstMerit Mortgage Corporation, FirstMerit Title Agency, Ltd. and FirstMerit Community Development Corporation.

FirstMerit Corporation

Media Contact: Rob Townsend

Phone: 330.384.7075

E-mail: robert.townsend@firstmerit.com